Exhibit 99

Regency Retail Partners

Index to Financial Statements

Regency Retail Partners

Report of Independent Registered Public Accounting Firm	1
Combined Balance Sheet as of December 31, 2007	2
Combined Statement of Operations for the period from December 21, 2006 (inception) to December 31, 2007	3
Combined Statement of Changes in Members’ Capital for the period from December 21, 2006 (inception) to December 31, 2007	4
Combined Statement of Cash Flows for the period from December 21, 2006 (inception) to December 31, 2007	5
Notes to Combined Financial Statements	6

All other schedules are omitted because of the absence of conditions under which they are required, materiality or because information required therein is shown in the combined financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm

The Board of Directors of the Managing Member of

Regency Retail Partners:

We have audited the accompanying combined balance sheet of Regency Retail Partners (as defined in Note 1(a)) as of December 31, 2007, and the related combined statements of operations, changes in members’ capital, and cash flows for the period from December 21, 2006 (inception) to December 31, 2007. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of Regency Retail Partners (as defined in Note 1(a)) as of December 31, 2007, and the results of their operations and their cash flows for the period from December 21, 2006 (inception) to December 31, 2007 in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Certified Public Accountants

Jacksonville, Florida

March 28, 2008

Regency Retail Partners

Combined Balance Sheet

December 31, 2007

(in thousands, except unit data)

Assets
Real estate investments at cost (notes 2 and 6):
Land	$64,882
Buildings and improvements	119,779

184,661
Less: accumulated depreciation	2,277

Net real estate investments	182,384
Cash and cash equivalents	1,551
Tenant receivables, net of allowance for uncollectible accounts of $32	1,779
Deferred costs, less accumulated amortization of $42	510
Acquired lease intangible assets, less accumulated amortization of $1,258 (note 3)	22,417

$208,641

Liabilities and Members’ Capital
Liabilities:
Notes payable (note 4)	105,220
Accounts payable and other liabilities	453
Acquired lease intangible liabilities, less accumulated accretion of $590 (note 3)	8,306
Tenants’ security deposits	253

Total liabilities	114,232

Commitments and contingencies (notes 6 and 8)
Members’ Capital (note 5):
Preferred units, par value $1,000; 12.5% distribution rate: 250 units issued and outstanding at December 31, 2007, liquidation preference $1,000	250
Common units; 96,670.95 units outstanding at December 31, 2007	94,159

Total members’ capital	94,409

$208,641

See accompanying notes to combined financial statements.

Regency Retail Partners

Combined Statement of Operations

For the period from December 21, 2006 (inception) to December 31, 2007

(in thousands)

Revenues:
Minimum rent (note 6)	$9,459
Recoveries from tenants	2,517
Other revenues	25

Total revenues	12,001

Operating expenses:
Depreciation and amortization	3,519
Real estate taxes	1,240
Operating and maintenance	1,128
General and administrative	897
Property management fees (note 7)	378

Total operating expenses	7,162

Other expense:
Interest expense, net of interest income of $64	4,020

Total other expense	4,020

Net income Net income	819
Preferred unit distributions	(30)

Net income for common unit holders	$789

See accompanying notes to combined financial statements.

Regency Retail Partners

Combined Statement of Changes in Members’ Capital

For the period from December 21, 2006 (inception) to December 31, 2007

(in thousands)

	Preferred Units	Common Units	Total Members’ Capital
Balance at December 21, 2006	$—	—	—
Common units issued, net	—	96,258	96,258
Preferred units issued	250	—	250
Preferred unit distribution	(30)	—	(30)
Cash distributions to members	—	(2,888)	(2,888)
Net income	30	789	819

Balance at December 31, 2007	$250	94,159	94,409

See accompanying notes to combined financial statements.

Regency Retail Partners

Combined Statement of Cash Flows

For the period from December 21, 2006 (inception) to December 31, 2007

(in thousands)

Cash flows from operating activities:
Net income	$819
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,519
Amortization of loan costs	42
Changes in assets and liabilities:
Tenant receivables, net	(1,747)
Accounts payable and other liabilities	453
Above and below market lease intangibles, net	(573)

Net cash provided by operating activities	2,513

Cash flows from investing activities:
Acquisition of operating real estate	(168,384)
Additions to real estate	(28)

Net cash used in investing activities	(168,412)

Cash flows from financing activities:
Proceeds from issuance of preferred units	250
Proceeds from issuance of common units, net	77,570
Distributions paid to preferred unit holders	(30)
Cash distributions to members	(2,888)
Proceeds from notes payable	93,100
Deferred loan costs	(552)

Net cash provided by financing activities	167,450

Net increase in cash and cash equivalents	1,551
Cash and cash equivalents at beginning of the period	—

Cash and cash equivalents at end of the period	$1,551

Supplemental disclosure of cash flow information:
Cash paid for interest	$3,768

Bridge loan provided by seller for the acquisition of real estate, at fair value	$12,120

Common units issued for the contribution of real estate	$18,688

Tenant receivables acquired through acquisition of operating real estate	$32

Tenants’ security deposits assumed through acquisition of operating real estate	$253

See accompanying notes to combined financial statements.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

1.	Summary of Significant Accounting Policies

(a)	Organization and Principles of Combination

General

Regency Retail Partners (the “Fund”) was formed on December 21, 2006 through a series of operating, property management, and leasing agreements (collectively, the “Agreement”) for the purpose of acquiring, managing and otherwise dealing in and with real estate investments in the United States of America. It is an open-end, infinite-life investment fund with a total committed capital of approximately $564.6 million. At December 31, 2007, the ratio of total contributed capital to committed capital was 17.2%.

Combination

The combined financial statements include the entities in which the various collective members have invested in the Fund. All significant intercompany accounts and transactions are eliminated.

In accordance with Rule 3-09 of Regulation S-X, the Fund has presented combined financial statements of the legal entities rather than separate financial statements for each legal entity. The Fund believes that reporting the financial results of any one legal entity by itself would not be meaningful to users. The following legal entities have been combined in the accompanying financial statements: Regency Retail Partners, LP; RRP German Feeder, LP; RRP GIC RE Feeder, LP; RRP Operating, LP; RRP Parent REIT, Inc.; and RRP Subsidiary REIT, LP.

Ownership of the Fund

The Fund’s capital includes general and limited Common Unit and Preferred Unit holders (collectively, the “Members”). As of December 31, 2007, the Fund had a total of 96,670.95 Common Units outstanding and 250 Preferred Units outstanding. As of December 31, 2007, Regency Centers Corporation, through its affiliates, (collectively, “Regency”) owns 20% of the Common Units outstanding.

Contributions are made by each limited Common Unit holder in proportion to its ownership percentage interest.

Distributions are made each quarter first to the Preferred Unit holders and then to the Common Unit holders in accordance with their ownership percentage at the declaration date. Distributions are further reallocated between the general and limited Common Unit holders in accordance with the Asset Distribution Fee agreement. See note 7 for further discussion.

Net income is allocated first to the Preferred Unit holders at the stated rate and then to the Common Unit holders.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

(b)	Revenues

The Fund leases space to tenants under agreements with varying terms. Leases are accounted for as operating leases with minimum rent recognized on a straight-line basis over the term of the lease regardless of when payments are due. Accrued rents are included in tenant receivables. The Fund makes estimates of the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Fund’s experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant creditworthiness, and remaining lease terms. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year. As part of the leasing process, the Fund may provide the lessee with an allowance for the construction of leasehold improvements. These leasehold improvements are capitalized as part of the building, recorded as tenant improvements, and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event the Fund is not considered the owner of the improvements, the allowance is considered to be a lease incentive and is recognized over the lease term as a reduction of rental revenue. Factors considered during this evaluation include, among others, who holds legal title to the improvements as well as other controlling rights provided by the lease agreement (e.g. unilateral control of the tenant space during the build-out process). Determination of the appropriate accounting for the payment of a tenant allowance is made on a lease-by-lease basis, considering the facts and circumstances of the individual tenant lease.

Recognition of lease revenue commences when the lessee is given possession of the leased space upon completion of tenant improvements when the Fund is the owner of the leasehold improvements. However, when the leasehold improvements are owned by the tenant, the lease inception date is when the tenant obtains possession of the leased space for purposes of constructing its leasehold improvements.

Substantially all of the lease agreements contain provisions that provide for additional rents based on tenants’ sales volume (percentage rent) and reimbursement of the tenants’ share of real estate taxes, insurance, and common area maintenance (“CAM”) costs. Percentage rents are recognized when the tenants achieve the specified targets as defined in their lease agreements. Recovery of real estate taxes, insurance, and CAM costs are recognized as the respective costs are incurred in accordance with the lease agreements.

(c)	Real Estate Investments

Land, buildings, and improvements are recorded at cost.

Maintenance and repairs that do not improve or extend the useful lives of the respective assets are recorded in operating and maintenance expense.

Depreciation is computed using the straight-line method over estimated useful lives of up to 40 years for buildings and improvements and the shorter of the useful life or the lease term for tenant improvements.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

(c)	Real Estate Investments (continued)

The Fund allocates the purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition pursuant to the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“Statement 141”). Statement 141 provides guidance on the allocation of a portion of the purchase price of a property to intangible assets. The Fund’s methodology for this allocation includes estimating an “as-if vacant” fair value of the physical property, which is allocated to land, building, and improvements. The difference between the purchase price and the “as-if vacant” fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above and below-market value of in-place leases, and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases compared to the acquired in-place leases as well as the value associated with lost rental and recovery revenue during the assumed lease-up period. The value of in-place leases is recorded to amortization expense over the remaining initial term of the respective leases.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the comparable in-place leases, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market leases is amortized as a reduction of minimum rent over the remaining terms of the respective leases. The value of below-market leases is accreted as an increase to minimum rent over the remaining terms of the respective leases, including below-market renewal options, if applicable. The Fund does not allocate value to customer relationship intangibles if it or Regency has pre-existing business relationships with the major retailers in the acquired property since they do not provide incremental value over the Fund’s existing relationships.

The Fund follows the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“Statement 144”). In accordance with Statement 144, the Fund classifies an operating property as held-for-sale when the Fund determines that the property is available for immediate sale in its present condition, the property is being actively marketed for sale, and management believes it is probable that a sale will be consummated. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow prospective buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements, often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Due to these uncertainties, it is not likely that the Fund can meet the criteria of Statement 144 prior to the sale formally closing. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in Statement 144. Operating properties held-for-sale are carried at the lower of cost or fair value less costs to sell. Depreciation and amortization are suspended during the held-for-sale period. No properties were classified as ”held-for-sale” at December 31, 2007.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

(c)	Real Estate Investments (continued)

In accordance with Statement 144, when the Fund sells a property or classifies a property as held-for-sale and will not have significant continuing involvement in the operation of the property, the operations and cash flows of the property are eliminated from ongoing operations. Its operations, including any mortgage interest and gain on sale, are reported in discontinued operations so that the operations and cash flows are clearly distinguished. Once classified in discontinued operations, the property is eliminated from ongoing operations. Prior periods are also re-presented to reflect the operations of these properties as discontinued operations. When the Fund sells an operating property and will have continuing involvement or the operations and cash flows of the property have not, or will not, be eliminated from ongoing operations of the Fund, the operations and gain on the sale are included in income from continuing operations.

The Fund reviews its real estate portfolio for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable based upon expected undiscounted cash flows from the property. The Fund determines impairment by comparing the property’s carrying value to an estimate of fair value based upon varying methods such as i) estimating future discounted cash flows, ii) determining resale values by market, or iii) applying a capitalization rate to net operating income using prevailing rates in a given market. These methods of determining fair value can fluctuate significantly as a result of a number of factors, including changes in the general economy of those markets in which the Fund operates, tenant credit quality, and demand for new retail stores. In the event that the carrying amount of a property is not recoverable and exceeds its fair value, the Fund will write down the asset to fair value for “held-and-used” assets and to fair value less costs to sell for “held-for-sale” assets. No impairment was recorded from the period December 21, 2006 (inception) to December 31, 2007.

(d)	Income Taxes

Certain entities within the Fund were formed as a Delaware real estate investment trusts (“REIT”) in December 2006 and elected to be taxed as a REIT under the Internal Revenue Code of 1986. Under the Internal Revenue Code, a REIT is generally not required to pay federal income taxes if it distributes 90% of its taxable income and meets certain other requirements.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 clarifies the accounting and reporting for uncertainties in income tax law. In February 2008, the FASB issued SFAS Staff Position on FASB Interpretation No. 48-2 “Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Enterprises” (“FSP FIN 48-2”). FSP FIN 48-2 defers the effective date of FIN 48 for nonpublic enterprises included within this FSP’s scope to the annual financial statements for fiscal years beginning after December 15, 2007. The Fund is currently evaluating the impact of adopting the statement.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

(e)	Deferred Costs

Deferred costs include loan costs, net of accumulated amortization. Deferred loan costs are amortized over the periods through loan maturity using the straight-line method which approximates the effective interest method as an increase to interest expense. Deferred loan costs consist of initial direct and incremental costs associated with financing activities. Net deferred loan costs were $510,043 at December 31, 2007.

(f)	Cash and Cash Equivalents

Any instruments that have an original maturity of 90 days or less when purchased are considered cash equivalents.

(g)	Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Fund’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(h)	Tenant Receivables

Accrued rents are included in tenant receivables. The Fund makes estimates of the collectibility of the accounts receivable related to base rents, straight-line rents, expense reimbursements, and other revenue taking into consideration the Fund’s experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness, and remaining lease terms. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year.

(i)	Recent Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 160 “Noncontrolling Interests in Consolidated Financial Statements” (“Statement 160”). This Statement, among other things, establishes accounting and reporting standards for a parent company’s interest in a subsidiary. This Statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Fund is currently evaluating the impact of adopting the statement.

In December 2007, the FASB issued SFAS No. 141(R) “Business Combinations” (“Statement 141(R)”). This Statement, among other things, establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. This Statement also establishes disclosure requirements of the acquirer to enable users of the financial statements to evaluate the effect of the business combination. This Statement is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The impact on the Fund will be reflected at the time of any acquisition that meets the requirement.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

(i)	Recent Accounting Pronouncements (continued)

In November 2007, the Emerging Issues Task Force (“EITF”) issued Issue No. 07-6 “Accounting for the Sale of Real Estate to the Requirements of FASB Statement No. 66, Accounting for the Sales of Real Estate, When the Agreement Includes a Buy-Sell Clause” (“EITF 07-6”). EITF 07-6 is applicable to investors who enter into an arrangement to create a jointly owned entity, one investor sells real estate to that entity, and a buy-sell clause is included. This EITF is effective for new arrangements entered into in fiscal years beginning after December 15, 2007, and interim periods within those fiscal years. The Fund is currently evaluating the impact of adopting this EITF.

In February 2007, the FASB Issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“Statement 159”). This Statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The Statement also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Statement 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, although early application is allowed. The Fund does not believe that the adoption of Statement 159 will have a material effect on its combined financial statements.

In September 2006, the FASB issued SFAS No. 157 “Fair Value Measurements” (“Statement 157”). This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies to accounting pronouncements that require or permit fair value measurements, except for share-based payments transactions under Statement 123(R). This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. In February 2008, the FASB amended Statement 157 with FASB Staff Position “Effective Date of FASB Statement No. 157” (“FSP 157-2”) to delay the effective date of Statement 157 for nonfinancial assets and nonfinancial liabilities to be effective for financial statements issued for fiscal years beginning after November 15, 2008. The Fund does not believe adoption of this Statement will have a material effect on its combined financial statements for either financial or nonfinancial assets or liabilities.

2.	Real Estate Investments

The Fund has the exclusive right to acquire all Regency-developed large format community centers upon stabilization that meet the Fund’s investment criteria. Since inception, the Fund acquired eight shopping centers from Regency for a combined purchase price of $199.4 million. Acquired lease intangible assets and acquired lease intangible liabilities of $23.7 million and $8.9 million, respectively, were recorded for these acquisitions. The acquisitions were accounted for as purchase business combinations and their results of operations are included in the combined financial statements from the date of acquisition. Results from operations for the periods prior to acquisition are not significant, therefore, not disclosed, because the properties were under development.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

3.	Acquired Lease Intangibles

The Fund has acquired lease intangible assets of $22.4 million, net, at December 31, 2007, of which $19.8 million, net, relates to in-place leases. These in-place leases have a remaining weighted average amortization period of 12.6 years and the aggregate amortization expense recorded for these in-place leases was $1.2 million for the period from December 21, 2006 (inception) to December 31, 2007. The Fund has above-market lease intangible assets of $2.6 million, net, at December 31, 2007. The remaining weighted average amortization period is 9.2 years and the aggregate amortization expense recorded as a reduction to minimum rent for these above-market leases was $16,302 for the period from December 21, 2006 (inception) to December 31, 2007.

The Fund has acquired lease intangible liabilities of $8.3 million, net, at December 31, 2007. The remaining weighted average accretion period is 11.9 years and the aggregate amount accreted as an increase to minimum rent for these below-market rents was $589,865 for the period from December 21, 2006 (inception) to December 31, 2007.

The estimated aggregate amortization and net accretion amounts from acquired lease intangibles for each of the next five years are as follows (in thousands):

Year Ending December 31,	Amortization Expense	Minimum Rent, Net
2008	$1,641	422
2009	1,641	424
2010	1,641	425
2011	1,641	431
2012	1,641	438

4.	Notes Payable

The Fund’s outstanding debt at December 31, 2007 consists of three fixed-rate mortgage loans totaling $93.1 million and a $12.1 million bridge loan payable to Regency. The bridge loan was provided to the Fund in order to facilitate the Fund’s purchase of a shopping center from Regency during December 2007.

Mortgage loans are secured and may be prepaid, but could be subject to yield maintenance premiums. Mortgage loans are generally due in monthly installments of principal and interest, and mature over various terms through 2018. Fixed interest rates on mortgage loans range from 5.68% to 6.18% and average 5.78%.

The fair value of fixed rate loans are estimated using cash flows discounted at current market rates available to the Fund for debt with similar terms and maturities. Based on the estimates used by the Fund, the fair value of notes payable is approximately $102.7 million at December 31, 2007.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

4.	Notes Payable (continued)

As of December 31, 2007, scheduled principal repayments on notes payable were as follows (in thousands):

Scheduled Payments by Year	Scheduled Principal Payments	Term Loan Maturities	Total Payments
2008	$187	12,120	12,307
2009	216	—	216
2010	229	—	229
2011	243	—	243
2012	258	—	258
Beyond 5 Years	1,545	90,422	91,967

Total	$2,678	102,542	105,220

On January 28, 2008, the Fund obtained a $12.1 million interest-only mortgage loan maturing on February 1, 2018 with a fixed interest rate of 6.18% and used the proceeds to repay in full the bridge loan payable to Regency.

5.	Members’ Capital

(a)	Preferred Units

At December 31, 2007, the face value of the Preferred Units was $250,000 with a fixed distribution rate of 12.5% per annum.

(b)	Common Units

As of December 31, 2007, the Fund had issued 96,670.95 Common Units to 11 Unit holders at a weighted average price of $1,003 per unit.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

6.	Operating Leases

Future minimum rents under noncancelable operating leases as of December 31, 2007, excluding both tenant reimbursements of operating expenses and additional percentage rent based on tenants’ sales volume, are as follows (in thousands):

Year Ending December 31,	Amount
2008	$12,939
2009	12,958
2010	12,399
2011	11,955
2012	11,864

The shopping centers’ tenant base includes primarily national and regional supermarkets, drug stores, discount department stores and other retailers and, therefore, the credit risk is concentrated in the retail industry. One tenant represented 16% of the Fund’s future minimum rents; however, no other tenants individually represented more than 10% of the Fund’s future minimum rents.

7.	Related Party Transactions

Per the Agreement, Regency will provide property management services to the Fund. The fee is paid monthly based on 3.75% of gross receipts. During the period from December 21, 2006 (inception) to December 31, 2007, the Fund incurred $378,399 for such services, of which $50,418 was payable as of December 31, 2007 and is included in accounts payable and other liabilities.

Per the Agreement, the Fund shall pay Regency a construction management fee on tenant improvements and other capital improvements to existing structures. The construction management fee is equal to 5% of total project costs as defined in the Agreement and are capitalized as buildings and improvements. During the period from December 21, 2006 (inception) to December 31, 2007, no such fees were incurred.

Per the Agreement, the Fund shall pay Regency a debt placement fee for permanent financing in accordance with the fee structure outlined in the Agreement and are capitalized as deferred costs. During the period from December 21, 2006 (inception) to December 31, 2007, the Fund incurred $424,500 for such services.

Per the Agreement, the Fund shall pay leasing commissions to Regency to perform such services that are capitalized as deferred costs. During the period from December 21, 2006 (inception) to December 31, 2007, no such fees were incurred.

Regency Retail Partners

Notes to Combined Financial Statements

December 31, 2007

7.	Related Party Transactions (continued)

Per the Agreement, the Common Unit holders shall pay Regency asset distribution fees for investments under management. The fees are paid as follows through a reallocation of cash distributions:

Sum of Common Unit holders’ Unfunded Capital Commitment & Asset Distribution Base	Rate per Annum	Rate per Quarter
< $50 million	1.25%	0.3125%
>/= $50 million, < $100 million	1.15%	0.2875%
>/= $100 million, < $175 million	1.00%	0.2500%

Common Unit holders with greater than or equal to $175 million in Unfunded Capital Commitment & Asset Distribution Base pay Regency asset distribution fees based on separately negotiated agreements.

During the period from December 21, 2006 (inception) to December 31, 2007, the Common Unit holders incurred asset distribution fees of $289,055, of which $93,542 remained payable as of December 31, 2007.

8.	Commitments and Contingencies

All of the properties owned by the Fund have been subjected to environmental reviews. None of the environmental assessments has revealed, nor is management aware of, any environmental liability that management believes would have a material effect on its financial position, liquidity, or operations.